SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No.     )*

                       GetThere.com, Inc.
   -----------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, $0.0001 par value
   -----------------------------------------------------------
                 (Title of Class of Securities)

                            374366104
   -----------------------------------------------------------
                         (CUSIP Number)

                       Francesca M. Maher
      Senior Vice President, General Counsel and Secretary
                     United Air Lines, Inc.
             P.O. Box 66100, Chicago, Illinois 60666
                          404/700-6450
-----------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
                       and Communications)

                        November 23, 1999
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.,

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 374266104               13D             Page 2 of 5 Pages
___________________________________________________________________

1) Name of Reporting Persons, IRS Identification Nos. of Above Persons (entities only)
    United Air Lines, Inc. and Covia LLC (United Air Lines, Inc. is the sole member/manager of Covia LLC, a Delaware limited liability company)
    36-2675206
___________________________________________________________________

2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)
    (b)
___________________________________________________________________

3)  SEC Use Only
___________________________________________________________________

4)  Source of Funds (See Instructions)
    Working Capital of United Air Lines, Inc.         WC
___________________________________________________________________

5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
___________________________________________________________________

6)  Citizenship or Place of Organization
    State of Delaware
___________________________________________________________________
Number of           7)  Sole Voting Power          8,929,935
Shares Bene-        _______________________________________________
    ficially        8)  Shared Voting Power        0
Owned by            _______________________________________________
Each Report-        9)  Sole Dispositive Power     8,929,935
    ing Person      _______________________________________________
With                10)  Shared Dispositive Power  0
__________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,929,935
___________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares  (See Instructions)
___________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)
     28.49%
___________________________________________________________________

12)  Type of Reporting Person  (See Instructions)
     United Air Lines, Inc. = CO
     Covia LLC = OO (a limited liability company)
___________________________________________________________________

                                                  Page 3 of 5 Pages

Item 1(a).

Name of Issuer:  GetThere.com, Inc.

Item 1(b).

Address of Issuer's Principal Executive Offices: 4045
Campbell Avenue, Menlo Park, California 94025

Item 2(a).
Name of Person Filing:  United Air Lines, Inc. and Covia LLC

Item 2(b).

Address of Principal Business Office or, if none, Residence:
1200 East Algonquin Road, Elk Grove Township, IL 60007
Item 2(c).

Citizenship:  Inapplicable

Item 2(d).

Title of Class of Securities:  Common Stock, $.0001 par value

Item 2(e).

CUSIP Number:  374266104

Item 3.

Inapplicable

Item 4(a).

Ownership.

     (a)  Amount Beneficially Owned: 8,929,935

     (b)  Percent of Class: 28.49%


                                             Page 4 of 5 Pages

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:  8,929,935

          (ii)  shared power to vote or to direct the vote:  0

          (iii)  sole power to dispose or to direct the
                 disposition of:                          8,929,935

          (iv)  shared power to dispose or to direct the
                disposition of:                              0

Item 5.

Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person:
Inapplicable

Item 7.

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company:  Inapplicable.

Item 8.

Identification and Classification of Members of the Group:
Inapplicable

Item 9.

Notice of Dissolution of Group:  Inapplicable

                                             Page 5 of 5 Pages

Item 10.

Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date:     December 3, 1999

Signature:     UNITED AIR LINES, INC.

          By:  /s/ Francesca M. Maher
               ----------------------
          Name/Title:  Francesca M. Maher
                       Senior Vice President, General Counsel
                       and Secretary

          COVIA LLC

          By:  /s/ Francesca M. Maher
               ----------------------
          Name/Title:  Francesca M. Maher
                       Secretary